UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

At the 2016 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, which was held on April 18, 2016, all proposals were approved by the required majority of shareholders voting in person or by proxy, by the following approximate percentages of shares voting:

•	Appointment of Prof. Yitzhak Peterburg as director—95%

•	Appointment of Dr. Arie Belldegrun as director—94%

•	Appointment of Mr. Amir Elstein as director—93%

•	Amended Compensation Policy—81%

•	With respect to the Terms of Office and Employment of the President and CEO, Mr. Erez Vigodman:

•	Approval of increases in his base salary—90%

•	Amendment to his annual cash bonus objectives and payout terms for 2016 and going forward—88%

•	Amendment to his annual equity awards for each year commencing in 2016—89%

•	Amendment to the 2015 Equity-Based Incentive Plan to increase the number of shares available for issuance thereunder—90%

•	Appointment of independent auditors—99%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: April 18, 2016	By:	/s/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer